UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares made today under the Non-Executive Directors' Share Purchase Plan:-



Name of     No. of      Percentage   Price    Total Holding    Total Percentage
Director    Shares      of Issued    per      Following        Following
            Purchased   Stock        Share    Notification     Notification

Lord
Burns          248      0.00003%    599.84p      3,845           0.00048%

Susan
Fuhrman        233      0.00003%    599.84p        233           0.00003%

Reuben
Mark           322      0.00004%    599.84p     14,480           0.00180%

Vernon
Sankey         248      0.00003%    599.84p      3,699           0.00046%

Gurvirendra
Talwar       1,009      0.00013%    599.84p      7,155           0.00089%


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 September 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary